StoneLiving Securities, LLC

Statement of Financial Condition
March 31, 2016

Assets

Cash	$	137,447
Prepaid expenses and other assets		3,441
Total assets	**$**	**140,888**

Liabilities and Members' Equity

Liabilities - Accrued expenses	$	5,899
Members' Equity		134,989
Total liabilities and members' equity	**$**	**140,888**